Exhibit 99.3 Notice to ASX Annual General Meeting 7 May 2020 Iron Ore, Pilbara, Australia, Brockman 4, Christian Sprogoe Photography

See the following icons on the adjacent screen: The broadcast bar allows you to view and listen to the proceedings Participating in Home page icon, display meeting information the meeting online Questions icon, used to ask questions Voting icon, used to vote. Only visible when the chairman opens poll

Simon Thompson Chairman 3 Minerals, KwaZulu-Natal, South Africa, Richards Bay Minerals

J-S Jacques Chief executive Bauxite, Weipa, Australia, Amrun

Notice of meeting 5 Iron Ore, Pilbara, Australia, Hope Downs

Resolution 1 Receipt of the 2019 Annual report Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report Resolution 3 Approval of the Directors’ Remuneration Report Resolution 4 Resolutions Approval of potential termination benefits 1- 18 Resolutions 5 - 16 Election and re-election of directors Resolution 17 Appointment of auditors of Rio Tinto plc and Rio Tinto Limited Resolution 18 Remuneration of auditors

Resolution 19 Authority to make political donations Resolution 20 Amendments to Rio Tinto plc articles of association and Rio Tinto Limited constitution – general updates and changes Resolution 21 Amendments to Rio Tinto plc articles of association and Rio Tinto Limited constitution – hybrid and contemporaneous Resolutions general meetings 19- 24 Resolution 22 Renewal of off-market share buyback authorities Resolution 23 Requisitioned resolution to amend our company’s constitution Resolution 24 Requisitioned resolution on emissions targets

Q&A 8 Aluminium, Weipa, Australia, Amrun

To ask a question online 1. Tap on the Questions icon 2. To submit a question select the ‘Ask a question’ box 3. Compose your question, and select the send icon. To ask a question by phone 1. Obtain your Participant PIN Code and dial in details at: How to ask https://s1.c-conf.com/diamondpass/10006325-invite.html questions 2. Dial in to the teleconference 3. Enter your Participant PIN Code when prompted 4. Press *1 to be put in the queue for the operator, who will introduce you to the meeting for you to ask your question. Important Please mute the sound from your online device before you dial in to the teleconference

When the Chairman declares the poll open: • A voting icon will appear on your computer or mobile device screen and the meeting resolutions will be displayed. • To vote, select one of the voting options. Your response will be highlighted. How to vote online • To change your vote, simply press a different option to override. • The number of items you have voted on, or are yet to vote on, is displayed at the top of the screen. • Votes may be changed up until the time the chairman closes the poll.